Mail Stop 4561

June 12, 2009

Reza Meshgin
Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, California 92806

Re: **Multi-Fineline Electronix, Inc.**
     Form 10-K for the fiscal year ended September 30, 2008
     Filed December 09, 2008
     File No. 000-50812

Dear Mr. Meshgin:

    We have reviewed your response letter dated May 28, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 07, 2009.

Form 10-K for the fiscal year ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

  1. We note your response to prior comment No. 1. Please confirm that the information you outlined in Appendix A would not be meaningful to an investor. In addition, consider adding disclosures regarding how programs' pricing is influenced by its cost structure or components. The discussion should explain why higher sales volume does not always mean greater profitability.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or if you need further assistance, Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief